SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1  Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated February 2, 2026.

Buenos Aires, February 2, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Vista Energy Agreements - Bandurria Sur, Bajo del Toro and Bajo del Toro Norte.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

To that end, we report that, on February 1, 2026, YPF entered into a share purchase agreement (hereinafter, the “Agreement”) with Vista Energy, S.A.B. de C.V., whereby, subject to the fulfilment of the conditions precedent set forth therein, YPF will acquire 16.3% of the shares and share capital of Equinor Argentina S.A.U. (or under such other name as it may hereafter adopt). Equinor Argentina S.A.U. owns 30% of the Bandurria Sur block.

Additionally, on the same date, YPF entered into an asset purchase agreement to acquire from Vista Energy S.A.B. de C.V. a 15% working interest in the “Bajo del Toro” and “Bajo del Toro Norte” blocks.

The aggregate price for both transactions amounts to US$163,175,000, plus a closing price adjustment and a contingent price.

If all the conditions precedent to closing are met, YPF will acquire: (i) indirectly, through the aforementioned 16.3% of the shares of Equinor Argentina S.A.U., a 4.9% working interest in the “Bandurria Sur” block, which, added to its current direct interest, will total 44.9% in that block; and (ii) a 15% working interest in the “Bajo del Toro” and “Bajo del Toro Norte” blocks, which, added to its current stake, will total 65% in those blocks.

We report that, immediately prior to the transactions described above, Vista Energy acquired from Equinor 100% of the shares and share capital of Equinor Argentina S.A.U., and a 50% working interest in the “Bajo del Toro” and “Bajo del Toro Norte” blocks.

Below are the most relevant operating data of the blocks that form part of the agreement:

On the one hand, Bandurria Sur is an unconventional hydrocarbon exploitation concession (“CENCH”) awarded in 2015 for a 35-year term and is operated by YPF. It covers 56.2 thousand acres of the Vaca Muerta formation and, during the third quarter of 2025 (“3Q25”), on a 100% basis, produced 84.9 thousand barrels of oil equivalent per day (79% shale oil).

On the other hand, Bajo del Toro Norte is also a CENCH awarded in 2021 for a 35-year term and operated by YPF. It covers 28.1 thousand acres and reached, in 3Q25, on a 100% basis, production of 3.6 thousand barrels of oil equivalent per day (100% shale oil); while Bajo del Toro corresponds to an unconventional hydrocarbon exploration permit with an area of 10.6 thousand acres.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 2, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer